Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603

                                  May 21, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549



                 Re: Guggenheim Defined Portfolios, Series 901
       Zacks International Income Advantage Strategy Portfolio, Series 2
                              File No. 333-180252
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 Dear Mr. Bartz:

      This letter is in response to the comments that you raised during our telephone conversation regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 901, filed on May 15, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Zacks International Income Advantage Strategy Portfolio, Series 2 (the "Trust"). This letter serves to respond to your comments.

Security Selection

      1. In the first and second bullets of the first paragraph, please revise "whose primary security listing is within" to "on a public securities exchange located in," if accurate. Please make this same revision throughout the "Principal Investment Strategy" section.

      Response: The disclosure has been revised as requested.

      2. Emerging Market ADR Segment - In step 5, please define "current dividend per share" and "current earnings per share."

      Response: The disclosure has been revised to add: "Current dividend per share is defined as, at Security Selection Date, a company's most recent dividend (as reported by Morningstar) divided by its current market price. Current earnings per share is defined as, at Security Selection Date, a company's most recent reported earnings (as reported by Morningstar) divided by its current market price."

      3. Emerging Market ADR Segment - In step 6, please define "last reported dividend."

      Response: The disclosure has been revised to add: "Last reported dividend is defined as, at Security Selection Date, a company's most recent dividend (as reported by Morningstar)."

      4. Emerging Market ADR Segment - In step 7, please clarify the disclosure regarding 5% limit on the financial sector securities. Please add an example to demonstrate the process.

      Response: The disclosure has been revised to add: "For example, if the security selection process results in 6 financial ADRs that make up 6% of the 15% allocation, and 9 non-financials that make up 9% of the 15% allocation, the 6 financials will be re-weighted to make up only 5% and the non-financials will be reweighted to make up 10%."

      5. Developed Market ADR Segment - Please apply the comments from the "Emerging Market ADR Segment" to the "Developed Market ADR Segment," as applicable.

      Response: The disclosure has been revised as requested.

      6. Closed-End Fund Segment - In step 1, because "'non-U.S.' assets" is defined as "any security ... ", please consider changing "'non-U.S.' assets" to "'non-U.S.' securities." Please revise "primary listing exchange ... " in accordance with comment 1.

      Response: The disclosure has been revised as follows: "Limit the universe to Closed-End Funds that invest at least 50% of their assets under management in "non-U.S. securities," where "non-U.S. securities" is defined as any security on a public securities exchange that is not a domestic stock exchange headquartered within the United States.

      7. Closed-End Fund Segment - Please apply the comments from the "Emerging Market ADR Segment" to the "Closed-End Fund Segment," as applicable.

      Response: The disclosure has been revised as requested.

      8. International REIT Segment - The fourth bullet under the first paragraph of "Security Selection" states that the International REIT Segment will hold foreign-listed common stocks of REITs domiciled in non-U.S. countries but there is no step that ensures this. Please revise the disclosure to provide how the strategy will eliminate REITs domiciled in the United States.

      Response: The disclosure has been revised to add: "Next, eliminate REITs, as of Security Selection Date, on a public securities exchange located in the United States."

      9. International REIT Segment - Please apply the comments from the "Emerging Market ADR Segment" to the "International REIT Segment," as applicable.

      Response: The disclosure has been revised as requested.

      10. Commodities/Natural Resources Segment - In the leading paragraph and step 5, please revise "10 securities" to "10 common stocks" so that it conforms to the disclosure in the fifth bullet under the first paragraph of "Security Selection."

      Response: The disclosure has been revised as requested.

      11. Commodities/Natural Resources Segment - In step 1, please add "as defined by Zacks" at the end of the first sentence. In addition, please confirm whether the examples in the last sentence is a complete list of all the industries. If so, please delete "Examples of."

      Response: The disclosure has been revised as requested. In addition, the examples in the last sentence is not a complete list of all industries.

      12. Commodities/Natural Resources Segment - In step 5, please revise the disclosure to indicate what happens if the maximum aggregate weight of a U.S. domiciled company exceeds 2.5% of the segment's 10% allocation.

      Response: The disclosure has been revised to add: "If the security selection process results in any U.S. domiciled stock having an allocation of 3% of the 10% total allocation, that(those) stock(s) will be reweighted to each make up only 2.5% and the 10 total allocation."

      13. Commodities/Natural Resources Segment - Please apply the comments from the "Emerging Market ADR Segment" to the "Commodities/Natural Resources Segment," as applicable.

      Response: The disclosure has been revised as requested.

      14. Final Trust Portfolio Construction Screen - For both rules, please indicate what happens if the percentage limits are exceeded.

      Response: The disclosures for the first and second rule have been revised as follows, respectively:

            1. No more than 20% of the trust portfolio may be invested in companies domiciled in a single country. If at the time of final portfolio construction a single country's allocation exceeds 20%, the single country allocation will be reweighted to 20% or below.

            2. No more than 30% of the trust portfolio may be invested in companies that are assigned to the same sector by Zacks Investment Research, Inc. If at the time of final portfolio construction a sector's allocation exceeds 30%, that sector's allocation will be reweighted to 30% or below.

      15. Final Trust Portfolio Construction Screen - In the second paragraph, please provide a definition for liquidity.

      Response: The disclosure has been revised as follows: "A final liquidity check is performed on each security in the trust portfolio as follow: Any security with liquidity (where liquidity is defined as share price times the average of the most recent three-month trading volume) of less than the estimated total dollar value of the security's position size in the portfolio, as of the Security Selection Date, will be removed from the trust portfolio and replaced by the next highest ranked security in the same asset segment."

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                          By /s/ Morrison Warren
                                                          ----------------------
                                                                 Morrison Warren